

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2018

Richard Murray
Chief Executive Officer and President
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, MA 02139

      Re: Jounce Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed March 8, 2018
          File No. 333-223518

Dear Mr. Murray:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Purchase Contracts and Purchase Units, page 28

1.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase a specified number of securities. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this

disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

General

2.   We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Rosemary G. Reilly